TSX/NYSE/PSE: MFC	SEHK: 945
C$ unless otherwise stated
For Immediate Release
February 12, 2018

Manulife Financial Corporation announces Preferred Share issue
TORONTO – Manulife Financial Corporation ("Manulife") today announced a Canadian public offering of Non-cumulative Rate Reset Class 1 Shares Series 25 ("Series 25 Preferred Shares"). Manulife will issue 10 million Series 25 Preferred Shares priced at $25 per share to raise gross proceeds of $250 million. The offering will be underwritten by a syndicate of investment dealers co-led by RBC Capital Markets, Scotiabank and TD Securities and is anticipated to qualify as Tier 1 capital for Manulife. Manulife has also granted the underwriters an option, exercisable in whole or in part at any time up to 48 hours prior to closing, to purchase up to an additional 2 million Series 25 Preferred Shares at the same offering price. The gross proceeds raised under the offering will be $300 million should this option be exercised in full. The expected closing date for the offering is February 20, 2018. Manulife intends to file a prospectus supplement to its December 15, 2017 base shelf prospectus in respect of this issue.
Holders of the Series 25 Preferred Shares will be entitled to receive a non-cumulative quarterly fixed dividend yielding 4.70 per cent annually, as and when declared by the Board of Directors of Manulife, for the initial period ending June 19, 2023. Thereafter, the dividend rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 2.55 per cent.
Holders of Series 25 Preferred Shares will have the right, at their option, to convert their shares into Non-cumulative Floating Rate Class 1 Shares Series 26 ("Series 26 Preferred Shares"), subject to certain conditions, on June 19, 2023 and on June 19 every five years thereafter. Holders of the Series 26 Preferred Shares will be entitled to receive non-cumulative quarterly floating dividends, as and when declared by the Board of Directors of Manulife, at a rate equal to the three-month Government of Canada Treasury Bill yield plus 2.55 per cent.
Manulife intends to use the net proceeds from the offering for general corporate purposes, including funding the recently announced redemption of The Manufacturers Life Insurance Company's outstanding $200 million principal amount of 2.819% Fixed/Floating Subordinated Debentures due February 26, 2023.
The Series 25 Preferred Shares and the Series 26 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a "U.S. person" (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people achieve their dreams and aspirations by putting customers' needs first and providing the right advice and solutions. We operate primarily as John Hancock in the United States and Manulife elsewhere. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups and institutions. At the end of 2017, we had approximately 34,000 employees, 73,000 agents, and thousands of distribution partners, serving more than 26 million customers. As of December 31, 2017, we had over $1.04 trillion (US$829.4 billion) in assets under management and administration, and in the previous 12 months we made $26.7 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact: Sean B. Pasternak Manulife (Toronto) 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso Manulife (Toronto) 416-852-8982 robert_veloso@manulife.com

Manulife.com